Mail Stop 3561

August 13, 2009

Mr. Dominick Pope
Chief Executive Officer
Tranquility, Inc.
PO Box 110310
Naples, FL 34108

      Re: Tranquility, Inc.
               Form 10-K for the Fiscal Year Ended
               December 31, 2008
               Filed February 10, 2009
               File No. 000-51413

Dear Mr. Pope:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K. Bhandari
Branch Chief
Office of Beverages, Apparel, and
Health Care Services